Filed Pursuant to Rule 433
Registration No. 333-121067

Foreign Exchange Structuring

USD/TRY-Linked FX Digital Note
(“Bullish TRY Digital Note”)	Preliminary Terms and Conditions
97% Principal-Protected	April 5, 2006
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 18, 2005, the prospectus supplement dated May 18, 2005, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the Turkish Lira (TRY) against a short position in the U.S. Dollar (USD). If the Settlement Rate for the TRY on the Valuation Date is less than or equal to the Reference Level ([1.3400]) (i.e., the TRY appreciates relative to the USD), the investor will receive a single payment at maturity equal to the 97% of the principal amount of the notes plus an additional return of [21%] times the full principal amount of notes held (i.e., an effective return of 18% on the principal amount of notes held by the investor). If the Settlement Rate is greater than the Reference Level on the Valuation Date (i.e., the TRY depreciates relative to the USD), then the investor will receive no return and will suffer a loss of 3% of the principal amount of the notes (i.e., will back receive at maturity only 97% of the principal amount of the notes). The notes do not bear interest.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	[TBD]

Principal Protection	[97.0%]

Trade Date	[TBD]

Issue Date	Trade Date + [4] Business Days

Valuation Date	Maturity Date - [4] Valuation Business Days, subject to adjustment in accordance with the Valuation Business Day Convention

Maturity Date	Issue Date + [1] Year

Reference Currency	Turkish Lira (TRY)

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. Dollar expressed as number of units of Reference Currency per USD 1.

Reference Level	[1.3400]

Issue Price	100%

Redemption Amount	Principal Protection * principal amount of the notes plus Additional Amount, if any.

Additional Amount	A single U.S. Dollar payment on the Maturity Date equal to 100% of the principal amount of the notes multiplied by (subject to the occurrence of a Disruption Event):

	[21.0%]	If the Settlement Rate is less than or equal to the Reference Level; or

	0.00%	If the Settlement Rate is greater than the Reference Level

Settlement Rate	The Reference Exchange Rate on the Valuation Date, observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

Settlement Rate Option

The spot rate in (A) divided by the spot rate in (B)

(A) The Turkish Lira/Euro fixing rate, expressed as the amount of Turkish Lira per one Euro which appears on Reuters Screen ECB37 to the right of the caption “TRY” at approximately 2:15 p.m., Central European time, on that Valuation Date.

(B) The U.S. Dollar/Euro fixing rate, expressed as the amount of U.S. Dollar per one Euro which appears on Reuters Screen ECB37 to the right of the caption “USD” at approximately 2:15 p.m., Central European time, on that Valuation Date. The screen or time of observation indicated in relation to the Settlement Rate Option above shall be deemed to refer to such screen or time of observation as modified or amended from time to time, or to any substitute screen thereto.

Valuation Business Day	Any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open.

Valuation Business Day Convention	Preceding

Business Day	New York

Business Day Convention	Following

Disruption Event

Upon the occurrence of a Disruption Event with respect to any Reference Currency on any day during the term of the notes, the Calculation Agent shall determine the Additional Amount payable on the Maturity Date in good faith and in a commercially reasonable manner.

A “Disruption Event” means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible

(i)                                     the conversion of TRY into USD through customary legal channels; or

(ii)                                  the delivery of USD from accounts inside Turkey to accounts outside Turkey or (y) of TRY between accounts inside Turkey or to a party that is a non-resident of Turkey;

(B)        the occurrence of any event causing the Reference Exchange Rate for TRY to be split into dual or multiple currency exchange rates;

(A)      the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to any Reference Currency that prevents or makes impossible (x) the Calculation Agent’s ability to calculate the Additional Amount, (y) the Issuer’s fulfillment of its obligations under the notes, or (z) the ability of the Issuer or any of its affiliates through which it hedges its position under the notes to hedge such position or to unwind all or a material portion of such hedge.

Price Source Unavailability Event

Upon the occurrence of a Price Source Unavailability Event, the Settlement Rate will be determined in accordance with the Fallback Rate Observation Methodology.

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Settlement Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Settlement Rate, on the relevant Valuation Date.

Fallback Rate Observation Methodology

The Settlement Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding the Valuation Date, for the purchase or sale for deposits in the Reference Currency by the New York offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Settlement Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two Reference Banks (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the Reference Currency. If these spot quotations are available from only one Reference Bank, then the Calculation Agent, in its sole discretion, will determine whether that quotation is reasonable to be used. If no spot quotation is available, then the Settlement Rate for such Reference Currency will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	ISIN: [TBD] CUSIP: [TBD]

Settlement System	[DTC]

Listing	Not Applicable

Denominations	USD [10,00] and whole multiples of USD [10,000]

Issue Type	US MTN

Risk Factors

There are significant risks associated with the notes described above including, but not limited to, foreign exchange risk, interest rate risk, price risk, liquidity risk, redemption risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these notes.

The Notes Are Subject to Foreign Exchange Rate Risk

The return on the notes at maturity is entirely dependent on the performance of the Reference Currency. If the Settlement Rate is greater than the Reference Level, then the investor will not receive any return on the notes and will suffer a loss of 3% of the principal amount of the notes (i.e., will receive back at maturity only 97% of the principal amount). Moreover, because the notes do not bear interest (except in the event that amounts due at maturity are not paid when due) and are only 97% principal protected if held to maturity, a holder’s return on the notes above 97% of the principal amount will depend solely on the Additional Amount, if any, paid on the Maturity Date. Additionally, selling this security during a period when the Reference Exchange Rate at that time (calculated using the spot exchange rate at that time) is greater than the Reference Level, or during a period in which the market’s perception of the probability of the Reference Exchange Rate being greater than the Reference Level is high, may result in a dollar price significantly less than 100% of the principal amount of notes sold. Selling this or any fixed income security prior to maturity may result in a dollar price less than 100% of the applicable principal amount of notes sold.

The value of the Reference Currency relative to the U.S. dollar has in the past been, and may continue to be, volatile and may vary based on a number of interrelated factors, including economic, financial and political events that we cannot control. The value of the Reference Currency, which depends in part on the supply and demand for the Reference Currency, may be affected by political, economic, legal, accounting and tax matters specific to the country in which the Reference Currency is circulated as legal tender. An investment in the notes may not be suitable for an investor unfamiliar with the exchange rate of the Reference Currency or the factors that affect movements in such exchange rate. Neither the offering of the notes nor any views which may from time to time be expressed by the issuer, Lehman Brothers Inc., or their affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the notes. The trading value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the notes caused by another factor.

There Are Potential Conflicts of Interest between the Calculation Agent and Holders of the Notes

Lehman Brothers Inc., an affiliate of Lehman Brothers Holdings Inc., serves as Calculation Agent for the notes, and in such capacity will have discretion in making various determinations and calculations that affect the notes and the return on the notes. In particular, the Calculation Agent in its discretion will determine whether a Disruption Event has occurred and, upon the occurrence of a Disruption Event, will determine the Additional Amount payable on the notes. The exercise of this discretion by the Calculation Agent may present the Calculation Agent with a conflict of interest to the extent that the determinations made by the Calculation Agent in respect of the notes affect the payments due from Lehman Brothers Holdings Inc. under the notes, due to or from Lehman Brothers Holdings Inc. or any of its affiliates under the related hedge transaction or the value of the investments held by Lehman Brothers Holdings Inc. or its affiliates’ proprietary or managed accounts.

Trading and Other Transactions by Lehman Brothers in the Reference Currency May Impair the Value of the Notes

Lehman Brothers Holdings Inc. expects to hedge its obligations under the notes through one or more of its affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. The cost of maintaining or adjusting this hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in Lehman Brothers Holdings Inc. or its affiliates receiving a profit, even if the market value of the notes declines. Lehman Brothers Holdings Inc. and its affiliates also have issued or underwritten on behalf of other issuers, and in the future may issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Reference Currency. By introducing competing products into the marketplace in this manner, Lehman Brothers Holdings Inc. or its affiliates could adversely affect the value of the notes.

Even Though Currency Trades Around-the-Clock, the Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes will not conform to the hours during which the Reference Currency and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets.

The Market for the Notes is Illiquid

The notes will not be listed on any securities exchange, and there can be no assurance that there will be a secondary market for the notes. Lehman Brothers Inc. intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes. Investors in the notes must be prepared to hold the notes until the Maturity Date.

The U.S. Federal Income Tax Treatment Is Uncertain

There are no relevant authorities that directly address the U.S. federal income tax treatment of instruments such as the notes, and no ruling has been sought from the Internal Revenue Service in connection with the issuance of the notes. Accordingly, the U.S. federal income tax characterization of the notes is uncertain. Lehman Brothers Holdings Inc. intends to take the position that the notes will be treated for U.S. federal income tax purposes as indebtedness subject to U.S. Treasury regulations applicable to contingent payment debt instruments and, by purchasing the notes, investors will be deemed to have agreed to such treatment. Moreover, Lehman Brothers Holdings Inc. intends to treat the notes as not subject to special rules governing contingent payment debt instruments whose payments are denominated in, or determined by reference to, foreign currencies. There can be no assurance that the IRS will agree with such characterization. A different characterization of the notes may affect the amount, timing and character of income, gain or loss recognized by a U.S. Holder in respect of a note. Prospective purchasers of notes should consult their own tax advisors as to the possible alternative characterizations of the notes and the U.S. federal income tax consequences of such characterizations. See “Certain United States Federal Income Tax Consequences” in the prospectus dated May 18, 2005.

Supplemental United States Federal Income Tax Consequences

Because the notes do not provide full principal protection, there can be no assurance that the Internal Revenue Service (“IRS”) will agree that the notes should be treated as debt subject to the contingent debt rules which will require current income accrual and will generally give rise to ordinary income or loss instead of financial contracts giving rise to capital gain or loss.

Certain United States Federal Income Tax Consequences

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings Inc. intends to treat the notes as “contingent payment debt instruments.”  As such, Lehman Brothers Holdings Inc. intends to report interest deductions with respect to the notes based on this treatment and will, upon written request, provide holders of notes with a projected payment schedule.  Under such characterization, holders of the notes will accrue original issue discount based on the “comparable yield” of the notes (generally, the rate at which Lehman Brothers Holdings Inc. would issue a fixed rate debt instrument with terms and conditions similar to the notes), and if the actual payments made on the notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes.  In addition, any gain or loss on the sale, exchange or retirement of the notes generally will be treated as ordinary income or loss.

A contingent payment debt instrument for which payments of principal or interest are denominated in, or determined by reference to, more than one currency may be subject to special rules, unless the “denomination currency” for such instrument is determined to be the United States Holder’s functional currency (the U.S. dollar), in which case the contingent payment debt regulations will apply without taking into account the special rules for nonfunctional currency contingent payment debt instruments.  Lehman Brothers Holdings Inc. intends to take the position that the denomination currency of the notes is the U.S dollar.  If such determination were not respected, it could affect the amount, timing and character of income, gain or loss recognized by United States Holders in respect of the notes.  A United States Holder is required to use the denomination currency determined by us for purposes of the contingent payment debt regulations, unless such determination is unreasonable and such United States Holder timely discloses to the IRS the use of another currency.  Based on the foregoing, the remainder of this discussion assumes the notes will be subject to the contingent payment debt regulations without regard to the special rules for nonfunctional currency contingent payment debt instruments.

Based on the current interest rate environment, Lehman Brothers Holdings Inc. estimates that the comparable yield of the notes would be an annual rate of approximately [TBD]%, compounded quarterly.   Lehman Brothers Holdings Inc. will not determine the actual comparable yield of the notes, however, until they are issued.  A positive adjustment, for the amount by which the actual payment at maturity exceeds the projected contingent payment, will be treated as additional interest.  A negative adjustment will be treated as follows: (i) first, a negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, a negative adjustment that exceeds the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of a holder’s total prior original issue discount inclusions with respect to the note.

Holders of the notes can obtain the comparable yield of the notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings Inc. at the following address (which replaces the address provided in the prospectus dated May 18, 2005):

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

By purchasing a note, a holder agrees to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and the projected payment schedule.  For United States federal income tax purposes, a holder of notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the notes.  The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder’s original issue discount and adjustments thereof in respect of the notes and do not constitute a projection or representation regarding the actual amount of the payments on a note.

Gain recognized upon the sale, exchange or other disposition of a note will generally be treated as ordinary income.  Any loss recognized on the disposition of a note will be treated as ordinary loss to the extent of a holder’s prior original issue discount inclusions with respect to the note.  Any loss in excess of that amount will be treated as capital loss.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see “United States Federal Income Tax Consequences—Debt Securities— Consequences to United States Holders—Contingent Payment Debt Securities” in the prospectus dated May 18, 2005.

There can be no assurance that the IRS will agree with the foregoing treatment of the notes, and it is possible that the IRS could assert another treatment and a court could agree with such assertion. For instance, it is possible that the IRS could seek to treat the notes as financial contracts, which could affect the amount, timing, and character of income, gain or loss recognized by a U.S. Holder in respect of a note.  Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws.

Historical Exchange Rates

The following charts show the weekly spot exchange rates for each Reference Currency in the period from the week ending March 30, 2003 through the week ending April 1, 2006, using historical data obtained from Reuters. The spot exchange rates are expressed as the amount of U.S. dollars per unit of Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. dollars, which are the inverse of the spot exchange rates presented in the following charts. The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currency or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Graph

The following payment graph for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on hypothetical values for the Settlement Rate (which is determined on the Valuation Date) and a hypothetical Reference Level of 1.3500.

For example, if the Settlement Rate is 1.3000 and the hypothetical Reference Level is 1.3500, then the Redemption Amount payable on the Maturity Date would be 97% of the principal amount of the notes plus the Additional Amount ([21%] times the full principal amount of notes held), an effective return of 18% on the principal amount of notes held by the investor. If the Settlement Rate is, for example, 1.3800 and the hypothetical Reference Level is 1.3500, then the investor would not receive any return on the notes and in fact would suffer a loss of 3% of the principal amount of the notes held by that investor (i.e., would receive back only 97% of the principal amount of the notes). The Settlement Rate and Reference Level values above have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for the USD/TRY exchange rate and should not be taken as indicative of the future performance of the USD/TRY exchange rate.